RICHARDS, LAYTON & FINGER
                          A Professional Association
                              One Rodney Square
                                 P.O. Box 551
                          Wilmington, Delaware 19899
                          Telephone: (302) 658-6541
                          Telecopier: (302) 658-6548
                             Website: www.rlf.com

Mr.  William Stoddard
Cyclo3pss Corporation
3646 West 2100 South
Salt Lake City, Utah 84120

      RE:   Mifal Klita v. Cyclo3pss Corporation

Dear Bill:

      This will confirm that my firm is willing to take free-trading Cyclo3pss stock as against our outstanding statements due from the Company. My understanding is that the Company is currently structuring a public offering, from which stock may be directed to this use.

      My firm's policy is to liquidate securities received in payment of outstanding statements immediately upon receipt. My firm has asked that we establish an account with the Company's market maker in order to accomplish this. We would agree that the market maker could handle the sales.

      The current balance due to my firm is $99,939.03. My firm will agree to receive and liquidate stock until the balance due has been satisfied, net of brokerage commissions and sales expenses. We wish to resolve this account over the shortest time possible. Once the balance due has been satisfied, we will return any unliquidated stock to the Company.

      Please be advised that Cyclo3pss remains responsible for the balance owed to my firm if events preclude satisfaction of this debt through the sale of equity securities. In such case, my firm reserves the right to request cash in satisfaction of any remaining balance due.

      We appreciate your suggestion of this method of satisfying our statements. As I have mentioned, the receipt and liquidation of stock will be handled by staff from my firm, and will be supervised by a member of our fee committee. I will not be involved in these transactions.


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      I would  appreciate it if you would have someone  contact us with the name of, and contact information for, your market maker so that we might secure appropriate documentation to establish an account and begin the transactions. Again, many thanks, Bill.

                                    Yours very truly,


                                    /s/ C.  Malcolm Cochran, IV
                                    ----------------------------------------
                                    C. Malcolm Cochran, IV

cc:   Mark J. Gentile, Esquire
      Mr. Edmund G. Pierce



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